Letterhead of Ambassadors International

November 13, 2006

VIA EDGAR AND FAX (202) 772-9202

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Ambassadors International, Inc. (the “Company”)
Form 10-K (year ended December 31, 2005)
Form 10-Q (period ended June 30, 2006)
File No.: 000-26420

Dear Mr. Humphrey:

We hereby respond to the comments set forth in your letter dated November 1, 2006 (the “Letter”) after your review of the Company’s response letter dated October 20, 2006. The Company has filed this letter via EDGAR (tagged “Correspondence”). For your convenience, we are also providing a copy via fax.

Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Letter in the order presented and as numbered in the Letter.

Form 10-K for the Year Ended December 31, 2005

Note 9 – Income Taxes, page 51

1.	Refer to our previous comment 10. From your disclosure it appears that a portion of the decrease in valuation allowance was due to an increase in the forecasted revenues from contracts renewed or finalized during the fourth quarter of 2005. If our understanding is correct, please revise your disclosure to so state.

Response:

The Staff’s understanding is correct. Certain of our contracts were renewed or finalized during the fourth quarter. This combined with expanded business operations required management to change its assessment with regard to future earnings. On a regular basis, the Company updates its projections based on historic information and current operations. Prior to the fourth quarter of 2005, the Company was not able to conclude that it was more likely than not that it would meet earnings projections and therefore rely on such projections for the purpose of recognition of deferred tax assets under FAS 109. For the year ended December 31, 2005, the

Securities and Exchange Commission

November 13, 2006

positive evidence that the Company needed to reduce the valuation allowance and recognize additional deferred tax assets was not available until, and was based upon events that occurred in, the fourth quarter. In all future filings, we will revise our disclosure to more clearly define the reason for the reduction in the valuation allowance.

2.	As a related matter, we note that the majority of the reduction in valuation allowance ($519,000 of $858,000) is resultant from your acquisition of BellPort, and that the $519,000 relates to the acquisition of reversing deferred tax liabilities. Supplementally explain to us why the change in ownership of BellPort did not affect the existence of these items, and why you feel these reversals are able to offset income from other sources. Specifically, it is unclear from your current disclosure whether BellPort is considered a separate tax-paying entity from your other operations.

Response:

Subsequent to its acquisition by Ambassadors International, Inc., BellPort is not a separate tax paying entity from the rest of the operations of Ambassadors International, Inc. The BellPort purchase was a stock acquisition. The BellPort entity was included in the 2005 consolidated federal income tax return and combined state tax returns with the same consolidated group included in the annual report (i.e., Ambassadors International, Inc. and all of its subsidiaries included in the consolidated financial statements). It is anticipated that the BellPort entity will remain a member of the consolidated federal income tax return. BellPort does not file any separate state income tax returns. Accordingly, there is the right of offset of BellPort’s deferred tax assets and liabilities with those of the rest of the consolidated group of entities included in the consolidated financial statements.

The purchase accounting for the BellPort stock acquisition was completed pursuant to FAS 141. A complete analysis of both the carryover book and tax basis differences and the purchase accounting book and tax basis differences was completed. Based on this analysis, the Company determined that there was a net reversing deferred tax liability of approximately $519,000. The deferred tax liability was largely due to values assigned to amortizable identified intangibles for book purposes that had no basis for tax purposes. An analysis of the Company’s existing deferred tax assets and newly acquired deferred tax liabilities was completed. The Company determined that the deferred tax assets and liabilities would reverse over the same period and therefore it was appropriate to reduce the valuation allowance during the first quarter of 2005 by the reversing deferred tax liabilities resulting from the acquisition of BellPort. This reduction of the valuation allowance was made in accordance with FAS 109.266.

Securities and Exchange Commission

November 13, 2006

Form 10-Q for the Quarterly Period Ended June 30, 2006

Item 1. Financial Statements

Note 2. Business Acquisitions and Investments, page 7

3.	In your response to our prior comment 13, you refer to the pro forma financial statements filed in Exhibit 99.4 of your Form 8-K/A on 7/21/06. Please supplementally explain why the historical income statements of Ambassadors International for the six months ended June 30, 2006 do not agree to the historical balances presented for the company in the Pro Forma Condensed Combined Statement of Operations on page 5 of the Exhibit.

Response:

As discussed in Note 1 of our Form 8-K/A filed September 29, 2006 for the Bellingham Marine acquisition which was completed on July 21, 2006, our Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2006, included adjustments related to prior acquisitions by the Company. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2006, includes American West Cruises as of January 13, 2006. Due to the insignificance of operations from January 1, 2006 through January 13, 2006, the date of acquisition, this period was excluded from the June 30, 2006 pro forma financial statements. On April 25, 2006, the Company acquired the assets of DNC Vessel Management, Inc. (“DNC”). In our presentation of the pro forma financial statements for the six months ended June 30, 2006, we included an approximation of the results for the period from April 3, 2006 through the date of acquisition in our adjustments, and for the period of January 1, 2006 through April 2, 2006, we used the unaudited statement of operations of DNC.

Securities and Exchange Commission

November 13, 2006

For clarification purposes the following is a reconciliation of the unaudited amounts described in Note 1 of our Form 8-K/A:

	Ambassadors	DNC Vessel Management	DNC Pro Forma Adjustments	DNC Vessel Management	Ambassadors Per 8-K/A
	(A)	(B)	(C)	(D)	(E)
Revenues:
Travel, incentive and event related	$7,102	$—	$—	$—	$7,102
Net insurance premiums earned	5,020	—	—	—	5,020
License fees and other	275	—	—	—	275
Cruise revenue	23,164	2,246	—	878	26,288
Marine revenue	2,420	—	—	—	2,420

	37,981	2,246	—	878	41,105

Costs and operating expenses:
Cost of cruise revenue	14,557	1,863	—	512	16,932
Cost of marine revenue	1,082	—	—	—	1,082
Selling and tour promotion	5,193	3,719	—	1,022	9,934
General and administrative	12,625	—	—	—	12,625
Depreciation and amortization	1,326	505	128	174	2,133
Loss and loss adjustment expenses	2,857	—	—	—	2,857
Insurance acquisition costs and other operating expenses	2,033	—	—	—	2,033

	39,673	6,087	128	1,708	47,596

Operating income (loss)	(1,692)	(3,841)	(128)	(830)	(6,491)

Other income (expense):
Interest and dividend income	1,835	—	(35)	—	1,800
Realized gain on sale of available-for-sale securities	747	—	—	—	747
Interest expense	(1,095)	(1,407)	687	(198)	(2,013)
Other, net	72	13	—	4	89

	1,559	(1,394)	652	(194)	623

Income (loss) before income taxes	(133)	(5,235)	524	(1,024)	(5,868)
Provision (benefit) for income taxes	(73)	—	(1,813)	(394)	(2,280)

Net income (loss)	$(60)	$(5,235)	$2,337	$(630)	$(3,588)

Loss per share:
Basic	$(0.01)				$(0.34)

Diluted	$(0.01)				$(0.34)

Weighted-average common shares outstanding:
Basic	10,597	—	—	—	10,597

Diluted	10,597	—	—	—	10,597

(A)	Represents the consolidated Ambassadors International, Inc. statement of operations for the six months ended June 30, 2006 as presented on Form 10-Q.
(B)	Represents the acquired assets of DNC as presented in Exhibit 99.3 on Form 8-K/A as filed on July 10, 2006 for the period of January 1, 2006 through April 2, 2006.

Securities and Exchange Commission

November 13, 2006

(C)	Represents the pro forma adjustments of DNC as presented in Exhibit 99.3 on Form 8-K/A as filed on July 10, 2006 for the period of January 1, 2006 through April 2, 2006.
(D)	Represents an approximation of the results of DNC for the period from April 3, 2006 through April 25, 2006, the date of acquisition.
(E)	Represents the pro forma consolidated Ambassadors International, Inc. statement of operations for the six months ended June 30, 2006 including the effects of the DNC acquisition as presented on Form 8-K/A as filed on September 29, 2006.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 14

Passenger Ticket Revenue and Cruise Onboard and Other Revenues, page 15

4.	From your response to our prior comment 17, we note that the historical treatment of travel insurance premiums differs from your current treatment, and that only the historical treatment of immediate recognition is reflected in your current disclosure. We understand that, historically, you earned a commission from insurance carriers from the sale of trip insurance policies. You recognized this commission immediately upon sale of the policy because the insurance risk was borne by the insurance policies. We further understand that you now record the transaction at gross, although it appears that you continue to earn only a mark up on the policy and a third party appears to bear the risk, just as before. Please explain, in greater detail, how your actual business practices have changed and why you believe that this change in accounting policy is appropriate. Cite your basis in GAAP for reporting revenue at gross in these circumstances. We may have further comment on your response.

Response:

We are recording the insurance related revenue on a net basis in accordance with EITF 99-19 and Staff Accounting Bulletins 101 and 104. The Company records insurance proceeds on a net basis when its obligation has been fulfilled which is at the point of passenger cancellation or cruise completion, whichever is first. Under the Company’s current insurance program, if the cruise is cancelled by the Company for any reason other than those beyond its control (i.e., unfavorable weather conditions, natural disaster, etc.), the passenger is entitled to a full refund of the trip insurance premium paid to the Company. As such, the Company has not fulfilled its obligation related to this insurance until after the cruise has been completed. Therefore, the net revenue associated with the trip insurance purchased by the passenger is deferred until fulfillment of the Company’s obligation in accordance with SAB 101 and 104. In prior periods, the Company’s obligation was fulfilled upon cash collection as the program was strictly on a commission basis from the insurance carrier and there was no future liability to the Company.

Securities and Exchange Commission

November 13, 2006

Liquidity and Capital Resources, page 21

5.	It appears from your response to our previous comment 21 that, in the July 21, 2006 transactions, you acquired 100% of the outstanding stock of NTAC from NTC, thereby acquiring a 100% indirect interest in Bellingham Marine; in conjunction with the transaction, it appears that NTAC directed the transfer of 49% of the outstanding stock of Bellingham Marine to AMG in satisfaction of certain debt obligations, leaving you with a 51% interest through NTAC and a 49% interest through AMG thereby yielding a potential 25% ownership of Bellingham Marine if the option is exercised by NTC (the seller). If our understanding is correct, please revise your disclosure to so state. If our understanding is not correct, please clarify.

Response:

The Staff’s understanding is correct regarding the relationship of the companies described. In all future filings, we will revise our disclosure to more clearly define the relationship of NTC, NTAC, AMG and Bellingham Marine, and the effect of the option exercise of NTC.

Pursuant to your request, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges your statement in the November 1, 2006 Letter that the purpose of the staff review is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure of its filings with the Commission. We look forward to working with you in enhancing our disclosures in future filings.

Once you have had the opportunity to review this response, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Should you have any questions regarding any of the information provided, please contact me at (949) 759-5966 or by fax at (949) 759-5970.

Regards,

/s/ Brian R. Schaefgen Brian R. Schaefgen Chief Financial Officer

Securities and Exchange Commission

November 13, 2006

cc:	Amy Geddes, SEC – Division of Corporation Finance
Joseph J. Ueberroth, Ambassadors International, Inc.
Laura L. Tuthill, Ambassadors International, Inc.
Michael Gottlieb, Ernst & Young LLP
Kevin B. Espinola, Latham & Watkins LLP